                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.5)*

                         Dura Automotive Systems, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  265903 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    265903 10 4              13G                 PAGE  2   OF 39  PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
        Alkin Co.

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [x]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Delaware; U.S.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       None
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   1,266,810 (See Item 4)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        None
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    1,266,810 (See Item 4)
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,266,810 (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        8.1%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP NO. 265903 10 4                                     PAGE   3  OF  39 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        William L. Orscheln
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       None
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   1,366,810 (See Item 4)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        None
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    1,366,810 (See Item 4)
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,366,810 (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        8.7%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO.  265903 10 4                13G                 PAGE  4   OF  39 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        John C. Jorgensen
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       None
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   1,266,810 (See Item 4)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        None
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    1,266,810 (See Item 4)
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,266,810 (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        8.1%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO. 265903 10 4                 13G                 PAGE  5   OF  39 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Orscheln Industries Foundation, Inc.
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Missouri; U.S.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       None
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                     100,000 (See Item 4)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        None
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                      100,000 (See Item 4)
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        100,000 (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.7%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP NO.  265903 10 4                13G                 PAGE   6  OF  39 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        J2R Corporation
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       None
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   308,211 (See Item 4)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        None
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    308,211 (See Item 4)
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        308,211 (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        2.2%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP NO.  265903 10 4                13G                 PAGE  7   OF  39 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        S.A. Johnson
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       None
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   362,879 (See Item 4)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        None
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    362,879 (See Item 4)
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        362,879 (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        2.5%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO.  265903 10 4                13G                 PAGE  8   OF  39 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Mary L. Johnson
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power
                                   None
      Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   312,711 (See Item 4)

     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

                                   None
       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   312,711 (See Item 4)

    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        312,711 (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        2.1%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO.  265903 10 4                13G                 PAGE  9   OF  39 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Scott D. Rued
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

                                   None
      Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   321,711 (See Item 4)

     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

                                   None
       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   321,711 (See Item 4)

    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        321,711 (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        2.2%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO. 265903 10 4                 13G                  PAGE  10  OF 39 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        David R. Bovee
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       None
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   79,353 (See Item 4)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

                                   None
       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   79,353 (See Item 4)

    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        79,353 (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.6%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO. 265903 10 4                 13G                 PAGE  11  OF 39 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
        Joe A. Bubenzer

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       None
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   75,858 (See Item 4)

     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

                                   None
       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   75,858 (See Item 4)

    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        75,858 (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.5%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO.  265903 10 4                13G                 PAGE  12  OF 39  PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        David P. Klosterman
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

                                   None
      Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   35,500 (See Item 4)

     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

                                   None
       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   35,500 (See Item 4)

    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        35,500 (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.2%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO.  265903 10 4                13G                 PAGE  13  OF  39 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Milton D. Kniss
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

                                   None
      Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   67,605 (See Item 4)

     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

                                   None
       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   67,605 (See Item 4)

    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        67,605 (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.5%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO.  265903 10 4                13G                 PAGE  14  OF  39 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Carl W. Kucsera
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

                                   None
      Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   41,364 (See Item 4)

     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

                                   None
       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   41,364 (See Item 4)

    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        41,364 (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.3%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO.  265903 10 4                13G                 PAGE  15  OF  39 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Karl F. Storrie
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        U.S.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

                                   None
      Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   309,458 (See Item 4)

     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

                                   None
       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   309,458 (See Item 4)

    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        309,458 (See Item 4)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        2.1%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

ITEM 1(a)                  NAME OF ISSUER:

                           Dura Automotive Systems, Inc. (the "Company").

ITEM 1(b)                  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           4508 IDS Center
                           Minneapolis, Minnesota 55402

ITEM 2(a)                  NAMES OF PERSONS FILING:

                           Alkin Co.
                           William L. Orscheln
                           John C. Jorgensen
                           Orscheln Industries Foundation, Inc.
                           (Such persons are collectively referred to as the "Alkin Reporting Persons.")

                           J2R Corporation
                           S.A. Johnson
                           Mary L. Johnson
                           Scott D. Rued
                           (Such persons are collectively referred to as the "J2R Reporting Persons.")

                           David R. Bovee
                           Joe A. Bubenzer
                           David P. Klosterman
                           Milton D. Kniss
                           Carl W. Kucsera
                           Karl F. Storrie
                           (Such persons are collectively referred to as the "Management Reporting Persons.")

                           (The Alkin Reporting Persons, J2R Reporting Persons and Management Reporting Persons may each be referred to individually as a "Reporting Person," or collectively as "Reporting Persons.")

                           As of December 31, 2000, Alkin Co. ("Alkin") was the record owner of 1,266,810 shares of common stock covered in part by this joint statement and set forth on the cover page naming Alkin as a Reporting Person (the "Alkin Shares"). The Alkin Shares consist exclusively of the Company's Class B Common Stock, par value $0.01 per share, which is convertible on a 1-for-1 basis into shares of Class A Common Stock at the holder's option, as well as under certain circumstances, as set forth in the Company's charter. 100,000 shares of Class B Common Stock are held by Orscheln Industries Foundation, Inc. (the "Foundation"). William L. Orscheln is the President of Alkin and shares in the exercise of voting power over securities held by Alkin and the Foundation. John C. Jorgensen is the Senior Vice President of Manufacturing of all Orscheln Industries companies, which are affiliates of Alkin. Messrs. Orscheln and Jorgensen are Directors of the Company.

                           As of December 31, 2000, J2R Corporation ("J2R") was the record owner of the 308,211 shares of common stock covered in part by this joint statement and set forth on the cover page naming J2R as a Reporting Person (the "J2R Shares"). The J2R Shares consist exclusively of the Company's Class B Common Stock. S.A. Johnson is a Director, the President and a controlling stockholder of J2R. Mary Johnson is a Vice President and stockholder of J2R. Scott D. Rued is a Vice President and stockholder of J2R. Mr. Johnson is Chairman of the Board of the Company and a Director. Mr. Rued is an officer of the Company.

                           This statement is filed jointly by the Alkin
                           Reporting Persons, the J2R Reporting Persons and the Management Reporting Persons pursuant to Rule 13d-1(d) promulgated under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Alkin Reporting Persons, the J2R Reporting Persons and the Management Reporting Persons may each respectively be deemed to constitute a "group" for purposes of Section 13(d)(3) under the Exchange Act. The Alkin Reporting Persons, the J2R Reporting Persons and the Management Reporting Persons may also collectively be deemed to constitute a "group" for purposes of Section 13(d)(3) along with the other parties to the Stockholders Agreement (as defined in Item 4). Each of the Alkin Reporting Persons, the J2R Reporting Persons and the Management Reporting Persons expressly disclaims that they have agreed to act as a group other than as specifically described in this statement.

ITEM 2(b)                  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:


                           The principal business address of the Alkin Reporting Persons is 2000 U.S. Highway 63 South, Moberly, MO 65270.

                           The principal business address of the J2R Reporting Persons is c/o Hidden Creek Industries, 4508 IDS Center, Minneapolis, MN 55402.

                           The principal business address of the Management Reporting Persons is c/o Dura Automotive Systems, Inc., 2791 Research Drive, Rochester Hills, MI 48309-3571.

ITEM 2(c)                  CITIZENSHIP:

                           Alkin and J2R are corporations organized under the laws of the state of Delaware. The Foundation is a corporation organized under the laws of the state of Missouri. All of the other Alkin Reporting

                           Persons, J2R Reporting Persons and Management Reporting Persons are individuals who are citizens of the United States.

ITEM 2(d)                  TITLE OF CLASS OF SECURITIES:

                           Class A Common Stock, par value $.01 per share.

ITEM 2(e)                  CUSIP NO.:

                           265903 10 4

ITEM 3                     IF THIS STATEMENT IS FILED PURSUANT
                           TO SS.SS.240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK
                           WHETHER THE PERSON FILING IS A:

                           This statement is filed pursuant to Rule 13d-1(d). As such, the listed alternatives are not applicable.

ITEM 4                     OWNERSHIP:

                           (A) AMOUNT BENEFICIALLY OWNED:

                           Alkin is the direct beneficial owner of the Alkin Shares, which includes a currently exercisable option to purchase 14,420 shares. As officers of Alkin or one or more of its affiliates, and as stockholders of Alkin, each of the Alkin Reporting Persons who are individuals may be deemed to be a beneficial owner of the Alkin Shares. Mr. Jorgensen expressly disclaims beneficial ownership of the Alkin Shares. The filing of this form shall not constitute an admission that Mr. Jorgensen is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of such securities.

                           The Foundation is the direct beneficial owner of 100,000 shares of Class B Common Stock, which were transferred to it by Alkin. Mr. Orscheln shares in the exercise of voting power over securities held by the Foundation. Mr. Orscheln expressly disclaims beneficial ownership of the shares held by the Foundation. The filing of this form shall not constitute an admission that Mr. Orscheln is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of such securities.

                           J2R is the direct beneficial owner of the J2R Shares. Mr. Johnson is the direct beneficial owner of 9,668 shares of Class B Common Stock. The J2R Reporting Persons are also the direct beneficial owners of vested options to purchase the following number of shares of Class A Common Stock: Mr. Johnson - 45,000; Mr. Rued - 13,500; and Ms. Johnson - 4,500. As officers and/or stockholders of J2R, each of the J2R Reporting Persons who are individuals may be deemed to be a beneficial owner of the J2R Shares. Messrs. Johnson and Rued and Ms. Johnson each expressly disclaims beneficial ownership of the J2R Shares, and the filing of this form shall not constitute an admission that any of such individuals is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of such securities.

                           Each of the Management Reporting Stockholders is the direct beneficial owner of the number of shares of Class B Common Stock and Class A Common Stock listed beside such person's name as set forth on Schedule A hereto. The shares of Class A Common Stock listed on Schedule A includes vested options to purchase the following number of shares of Class A Common Stock:
                           Mr. Bovee - 45,000; Mr. Bubenzer - 46,875; Mr. Klosterman - 3,500; Mr. Kniss - 50,625; and Mr. Storrie - 177,500.

                           The Company, the Alkin Reporting Persons, the J2R Reporting Persons and the Management Reporting Persons have entered into an agreement (the "Stockholders Agreement," dated August 13, 1996, as amended on July 1, 1997) with Onex DHC LLC, the Company's second largest shareholder, which provides, among other things, that the parties shall vote their shares of Class A Common Stock and Class B Common Stock (collectively "Common Stock") and take any other action necessary to ensure that the Board of Directors is comprised of eleven persons, including a certain number of representatives nominated by Onex, J2R, and certain individuals affiliated with J2R, and a certain number of representatives nominated by Alkin. In addition, J2R and Messrs. Johnson and Rued have entered into a separate agreement (the "Investor Stockholders Agreement," dated August 13, 1996) with Onex to vote their shares of Common Stock as directed by Onex, and to grant Onex certain first offer rights in connection with private sales of Common Stock.

                           As members to the Stockholders Agreement, each of the Alkin Reporting Persons, the J2R Reporting Persons and the Management Reporting Persons could be deemed to be a beneficial owner of the aggregate number of shares held by such parties and by Onex, which is approximately 3,326,774 shares of Class B Common Stock and 424,966 shares of Class A Common Stock, or approximately 20.8% of the outstanding Class A Common Stock on a converted basis. Each of the Alkin Reporting Persons, the J2R Reporting Persons and the Management Reporting Persons expressly disclaims beneficial ownership of the shares owned by other parties to the Stockholders Agreement, including each others', and the filing of this form shall not constitute an admission that any of such persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of such securities.

                           As members of the Investor Stockholders Agreement, each of J2R and Messrs. Johnson and Rued could be deemed to be the beneficial owner of the aggregate number of shares held by such parties and by Onex, which is approximately 1,712,792 shares of Class B Common Stock, or approximately 11% of the outstanding Class A Common Stock on a converted basis. Each of J2R and Messrs. Johnson and Rued expressly disclaims beneficial ownership of the shares owned by other parties to the Stockholders Agreement, including each others', and the filing of this form shall not constitute an admission that any of such persons are, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owners of such securities.

                           (b) PERCENT OF CLASS: (Based on 14,324,923 shares of Class A Common Stock outstanding as of December 31, 2000, plus a certain additional amount which accounts for that respective Reporting Person's shares of Class B Common Stock on a converted basis plus the number of vested options to purchase shares of Class A Common Stock held by such Reporting Person.)

                           Reference is made hereby to Box 11 (subject to Box
                           10) of the Cover Page for each respective Reporting Person for purposes of disclosing the percent of the class owned by such Reporting Person.

                           (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON
                                    HAS:

                           (i)      Sole power to vote or direct the vote:
                           (ii)     Shared power to direct the vote:
                           (iii) Sole power to dispose of or to direct the disposition of:
                           (iv) Shared power to dispose of or direct the disposition of:

                           Reference is made hereby to Boxes 5,6,7 and 8 (subject to Box 10) of the Cover Page for each respective Reporting Person for purposes of disclosing the number of shares to which such Reporting Person has sole or shared voting or dispositive power. Reference is also made to Items 2(a) and 4(a) of this Schedule for a description of the shares beneficially owned by, and relationships, if any, existing between, the parties.

ITEM 5                     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                           If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

ITEM 6                     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER PERSON:

                           Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                           Not applicable

ITEM 8                     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                           GROUP:

                           Not applicable

ITEM 9                     NOTICE OF DISSOLUTION OF GROUP:

                           Not applicable

ITEM 10                    CERTIFICATION:

                           Not applicable

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2001                     Alkin Co.



                                             By:     /s/ William L. Orscheln
                                                     -----------------------

                                             Its:    President
                                                     ---------

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 13, 2001


                                                     /s/ William L. Orscheln
                                                     -----------------------
                                                     William L. Orscheln

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2001



                                                     /s/ John C. Jorgensen
                                                     ---------------------
                                                     John C. Jorgensen

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2001                    Orscheln Industries Foundation, Inc.



                                            By: /s/ James L. O'Loughlin
                                                -------------------------
                                           Its: Secretary
                                                -------------------------

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2001                    J2R Corporation



                                            By:  /s/ S.A. Johnson
                                                 ----------------

                                            Its: President
                                                 ---------

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 13, 2001



                                               /s/ S.A. Johnson
                                               ----------------
                                               S.A. Johnson

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 13, 2001



                                                     /s/ Mary L. Johnson
                                                     -------------------
                                                     Mary L. Johnson

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 13, 2001



                                                     /s/ Scott D. Rued
                                                     -----------------
                                                     Scott D. Rued

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 8, 2001


                                                     /s/ David R. Bovee
                                                     ------------------
                                                     David R. Bovee

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 13, 2001



                                                     /s/ Joe A. Bubenzer
                                                     -------------------
                                                     Joe A. Bubenzer

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 12, 2001



                                                     /s/ David P. Klosterman
                                                     -----------------------
                                                     David P. Klosterman

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2001



                                                     /s/ Milton D. Kniss
                                                     -------------------
                                                     Milton D. Kniss

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 12, 2001



                                                     /s/ Carl W. Kucsera
                                                     -------------------
                                                     Carl W. Kucsera

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 2001



                                                     /s/ Karl F. Storrie
                                                     -------------------
                                                     Karl F. Storrie

                            EXHIBITS AND APPENDICES


EXHIBIT I Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Schedule A              Shares of Common Stock Owned by the Management
                        Stockholders